SEC FILE NUMBER:
001-16269
CUSIP NUMBER:

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

América Móvil, S.A.B. de C.V.

Full Name of Registrant

N/A

Former Name if Applicable

Lago Zurich 245, Plaza Carso / Edificio Telcel, Piso 16, Colonia Ampliación Granada, Miguel Hidalgo

Address of Principal Executive Office (Street and Number)

Mexico City, Mexico, 11529

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 24, 2025, América Móvil, S.A.B. de C.V. (the “Company”) was notified by Mancera S.C. (the “Firm”), the Company’s independent registered public accounting firm, that the Firm requires additional time to complete the audit of the Company’s financial statements for the fiscal year ended December 31, 2024, and its assessment of internal control over financial reporting as it engages in additional audit procedures related to its “Mexico Fixed” and “Mexico Wireless” segments. As a result, the Company has determined that it is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”) by the prescribed due date without unreasonable effort or expense. The Company expects to file its 2024 Form 20-F within the 15 calendar day extension provided by Rule 12b-25, but can provide no assurance that it will be able to file by such time.

The Company does not anticipate any material changes to the selected financial information furnished with the Form 6-K filed by the Company on February 13, 2025.

Attached hereto and filed as Exhibit 99.1 to this Form 12b-25 is the statement of the Firm as contemplated by Rule 12b-25(c).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Daniela Lecuona Torras	5255	2581-4422
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

América Móvil, S.A.B. de C.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 29, 2025	By	/s/ Alejandro Cantú Jiménez
Alejandro Cantú Jiménez General Counsel

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).